N E W S   R E L E A S E

TALISMAN ENERGY REPORTS $1.2 BILLION

CASH FLOW FOR THE THIRD QUARTER

RECORD PRODUCTION, RECORD EARNINGS FROM OPERATIONS

CALGARY, Alberta – November 2, 2005 – Talisman Energy Inc. today reported its operating and financial results for the first nine months of 2005.

Cash flow* during the third quarter was $1,251 million ($3.41/share), compared to $993 million ($2.70/share) in the previous quarter and $706 million ($1.84/share) a year earlier. Cash flow was up 77% compared to the third quarter of last year on both higher prices and volumes.  Cash flow to September 30 was $3,204 million ($8.69/share), compared to $2,237 million ($5.82/share) a year ago.

Net income during the quarter was $430 million ($1.17/share) compared to $122 million ($0.32/share) a year ago and $340 million ($0.93/share) in the previous quarter. Net income to September 30 was $1,028 million ($2.79/share) compared to $533 million ($1.39/share) a year ago.

Earnings from operations* for the quarter totalled $632 million ($1.72/share), more than triple the level of a year ago.  Year to date, earnings from operations were $1,437 million ($3.90/share), more than double the first nine months of 2004.   Earnings from operations is calculated to better illustrate Talisman’s performance on an internally consistent basis and adjusts for non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock-based compensation expense and changes to tax rates.

Production during the quarter averaged 461,000 boe/d, an increase of 7% over the previous year and 4% over the second quarter. Production for the first nine months averaged 454,000 boe/d, an increase of 5% over the same period last year.  Netbacks during the quarter were $41.16/boe, compared to $24.51/boe a year ago and $32.58/boe in the second quarter.

“We set a new all time production record for Talisman this quarter, delivering production per share growth of 12% compared to the third quarter of last year,” said Dr. Jim Buckee, President and Chief Executive Officer. “This impressive performance was compounded by high commodity prices which, as we are virtually unhedged, delivered striking financial results.

“The recently announced offer for Paladin Resources will also enhance shareholder value if successful. We expect production per share growth well in excess of 10% in 2006 with Paladin. The transaction should also be accretive to cash flow and other key metrics on a go forward basis. We like the overlap of assets in areas where we already operate and Talisman will be able to create additional value through the drill bit.

“In North America, we drilled 97 successful gas wells during the quarter, increasing natural gas production by 2% from a year ago. We recently announced development of a new core area in the Northern Alberta Foothills which should add 35 mmcf/d of production when the Lynx and Palliser pipelines are operational. In the North Sea, third quarter production is up 10% from a year ago and we have also had a successful drilling program in the third quarter, adding combined initial production potential of over 25,000 bbls/d. Tweedsmuir development is on track to add 45,000 bbls/d of production early in 2007.

“The South Angsi field in Malaysia came onstream in August and is currently producing 18,000 bbls/d (net Talisman share) and the Naga Kecil exploration well was successful. We have spudded our first onshore well in Trinidad and our first well in Qatar will spud this quarter.

“We currently expect Talisman to generate approximately $4.65 billion in cash flow in 2005, or approximately C$12.65/share based on average US$59.50/bbl WTI prices, US$11.85/mmbtu NYMEX gas prices and an 85 cent Canadian dollar over the remainder of the year. Production is expected to average between 480,000-500,000 boe/d in the fourth quarter.”

These financial and operational estimates do not reflect any contribution from the Paladin acquisition, which may result if the transaction is completed prior to year end.

Talisman Third Quarter Summary

•

On October 20, Talisman announced that it had reached an agreement on the terms of a cash offer by a wholly-owned subsidiary to purchase the shares of Paladin Resources plc in the United Kingdom for approximately C$2.5 billion. The recommended offer was formally made to Paladin shareholders on October 28, 2005.

•

Drilling success averaged 98% in North America with 97 gas and 71 oil wells.

•

In early October, Talisman announced plans to add upwards of 35 mmcf/d of production (net TLM sales gas) from a new core area in the Northern Alberta Foothills when the Lynx and Palliser pipelines are operational.

•

In October, Bigstone/Wild River set a new weekly production record of 118 mmcf/d.

•

Talisman’s sweet natural gas gathering system at Cutbank achieved record throughput of 169 mmcf/d in September.

•

In the North Sea Talisman drilled successful development wells at Claymore (2,700 bbls/d), Orion (8,000 bbls/d), Clyde (7,000 bbls/d) and two wells at Varg in Norway (6,500 and 3,600 bbls/d).

•

Talisman made a new exploration discovery in Block 13/23b of the UK North Sea, testing 6,700 bbls/d of 35°API oil.

•

The Tweedsmuir development is on schedule for early 2007.

•

In Malaysia, the Company announced first oil production from South Angsi in mid-August.

•

Expansion of the Corridor gas plant facilities in Indonesia and the pipeline to West Java are on schedule for a first quarter 2007 startup.

•

Talisman spud its first onshore exploration well on the Eastern Block in Trinidad.

•

Talisman declared a semi-annual dividend of 17 cents Canadian (C$0.17) per share on its common shares.

Purchase of Paladin Resources plc

On October 20, Talisman announced an agreement with Paladin Resources plc on the terms of a cash offer by a wholly-owned subsidiary of Talisman, for all of the shares of Paladin, valuing the existing issued share capital of Paladin at approximately £1,218 million (C$2,521 million).  Paladin is a UK oil and gas exploration and production company whose shares are listed on the London Stock Exchange.  Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as in Australia, Indonesia and Tunisia. It also has exploration acreage in Gabon and Romania.

Talisman believes this deal will add value for its shareholders. If successfully completed, the Paladin acquisition is expected to be accretive to cash flow and other key metrics through 2008 (Talisman’s detailed planning period). The acquisition should also allow Talisman to exceed its commitment to deliver 5-10% per share growth annually through 2008, while maintaining a strong balance sheet.

Talisman estimates that Paladin’s proved plus probable reserves are approximately 190 mmboe. Paladin recently reported production of approximately 46,000 boe/d for the first half of 2005. Talisman expects incremental production in 2006 to be in the range of 45,000-50,000 boe/d with potential for over 70,000 boe/d in 2009. In addition, Talisman sees significant exploration and development potential on the Paladin properties.

Talisman believes that the integration of Paladin’s portfolio of assets will strengthen its position as a leading independent operator in the North Sea. Approximately three quarters of Paladin’s reserves and production are in the Norwegian, UK and Danish sectors of the North Sea. The transaction also provides additional international opportunities in regions that are well suited to Talisman’s operating style and skills.

The acquisition will add a significant operated core area at MonArb in the Central North Sea (Montrose, Arbroath, Arkwright, Brechin, Wood). A large number of prospects and leads have been identified in MonArb with the introduction of modern seismic techniques.

Paladin will also bring approximately 600,000 net acres of exploration acreage in Norway.  Paladin’s 40% working interest and operatorship of Production License 316 in Norway will give Talisman an operated and dominant position in the Egersund basin. Talisman acquired a 30% interest in this area earlier this year. Talisman sees material upside potential here from both exploration and development.

As of October 31, Talisman had acquired approximately 25% of Paladin’s existing issued share capital and had irrevocable undertakings to accept its takeover offer for another 7% of Paladin shares.

Cash Flow

Below is a reconciliation of cash provided by operating activities calculated in accordance with generally accepted accounting principles (GAAP) to cash flow (which is a non-GAAP measure of financial performance). Please refer to the section in this press release entitled Advisory - Non-GAAP Financial Measures for further explanation and details.

($ millions)	Three months ended		Nine months ended
September 30,	2005	2004	2005	2004 (Restated)
Cash provided by operating activities	1,219	693	3,172	2,394
Changes in non-cash working capital	32	13	32	(157)
Cash flow	1,251	706	3,204	2,237

Earnings from Operations

To assist in understanding the Company’s earnings from operations, the following table adjusts the Company’s net income as set forth in the financial statements as at September 30, for certain items of a non-operational nature, on an after-tax basis.  Talisman’s reported results may not be comparable to similarly titled measures by other companies.  The Company uses this data to evaluate performance of core operational, exploration and production activities on a basis comparable between periods.

($ millions, except per share amounts)

	Three months ended		Nine months ended
September 30,	2005	2004	2005	2004
				(Restated)
Net income	430	122	1,028	533
Stock-based compensation [1]	164	47	358	114
Tax effects of unrealized foreign exchange gains on foreign denominated debt [2]	38	41	51	22
Tax rate reductions and other	-	(14)	-	(52)
Earnings from operations [3]	632	196	1,437	617
Amounts per share – basic [3]	1.72	0.51	3.90	1.61
Amounts per share – diluted [3,4]	1.67	0.50	3.81	1.58

Footnotes:

1.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at September  30, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2.

Future tax effect relating to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt.

3.

This is a non-GAAP measure.  Reference is made to “Advisory – Non-GAAP Financial Measures” in this press release.

4.

Since the introduction in mid-2003 of a cash payment feature attached to the outstanding stock options, approximately 97% of options have been exercised using the cash payment feature.

Management’s Discussion and Analysis (MD&A)

(November 1, 2005)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements as at September 30, 2005 and 2004 and the 2004 Audited Consolidated Financial Statements.  All comparative percentages are between the quarters ended September 30, 2005 and 2004, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated.

Quarterly results summary (unaudited)

Three months ended			Nine months ended
September 30,	2005	2004	2005	2004
Financial (millions of C$ unless otherwise stated)
Net income[1]	430	122	1,028	533
Exploration and development expenditures	784	687	2,199	1,810
C$ per common share
Net income[1] – Basic	1.17	0.32	2.79	1.39
– Diluted	1.14	0.31	2.73	1.37
Production, before royalties (daily average)
Oil and liquids (bbls/d)	242,884	218,441	235,811	226,024
Natural gas (mmcf/d)	1,307	1,263	1,310	1,248
Total mboe/d (6mcf=1boe)	461	429	454	434
Production (boe) per common share – Basic	0.115	0.103	0.336	0.310

1.

Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments.  The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.

Net income for the third quarter of 2005 increased 252% over the prior year to $430 million, primarily related to improved commodity prices and a 7% increase in production.

For the nine months ended September 30, 2005, boe production per common share of 0.336 was 9% higher than the corresponding period of 2004, and within the range of the Company’s guidance.

Company Netbacks1 (unaudited)

	Three months ended		Nine months ended
September 30,	2005	2004[2]	2005	2004[2]
Oil and liquids ($/bbl)
Sales price	71.51	53.30	62.01	46.87
Hedging expense	1.08	7.15	0.89	4.68
Royalties	9.89	7.86	8.56	6.84
Transportation	0.88	0.95	0.86	0.89
Operating costs	11.60	11.58	11.63	10.49
	48.06	25.76	40.07	23.97
Natural gas ($/mcf)
Sales price	8.43	6.15	7.49	6.25
Hedging expense	-	0.10	-	0.09
Royalties	1.79	1.25	1.57	1.24
Transportation	0.26	0.25	0.26	0.26
Operating costs	0.79	0.68	0.74	0.66
	5.59	3.87	4.92	4.00
Total $/boe (6mcf=1boe)
Sales price	61.54	45.19	53.76	42.35
Hedging expense	0.56	3.91	0.46	2.67
Royalties	10.30	7.68	8.96	7.12
Transportation	1.20	1.23	1.19	1.20
Operating costs	8.32	7.86	8.16	7.34
	41.16	24.51	34.99	24.02

1.

Netbacks do not include synthetic oil.  Additional netback information by major product type and region is included elsewhere in this interim report.

2.

Unit operating costs include pipeline operations for the North Sea.  Prior year figures have been restated accordingly.

During the third quarter, the Company’s average netback was $41.16/boe, 68% higher than 2004.  The rise in commodity prices, although partially offset by a 9% stronger Canadian dollar in relation to its US counterpart, resulted in a Company realized price of $61.54/boe which was 36% higher than in 2004.  This realized price increase and decreased hedging losses more than offset increases in royalties and operating expenses, resulting in an increase in the netback of $16.65/boe.

Gross sales for the quarter ended September 30, 2005 were $2.6 billion, an increase of $818 million or 46% over 2004.  Higher commodity prices combined with new production from Trinidad, increased oil and liquids production in the North Sea and increased natural gas production in Southeast Asia and North America to more than offset the impact of a stronger Canadian dollar.

Daily average production, before royalties (unaudited)

	Three months ended		Nine months ended
September 30,	2005	2004	2005	2004
Oil and liquids (bbls/d)
North America	55,908	57,049	56,032	57,418
North Sea	124,139	111,301	123,550	119,818
Southeast Asia	36,509	36,047	30,881	35,853
Algeria	15,789	14,044	15,466	12,935
Trinidad	10,539	-	9,882	-
	242,884	218,441	235,811	226,024
Natural gas (mmcf/d)
North America	913	892	917	884
North Sea[1]	99	98	110	111
Southeast Asia	295	273	283	253
	1,307	1,263	1,310	1,248
Total mboe/d (6mcf=1boe)	461	429	454	434

1.

Includes gas acquired for injection and subsequent resale of 18 mmcf/d and 12 mmcf/d in the third quarter and year to date periods of 2005, respectively, and of 3 mmcf/d and 6 mmcf/d in the third quarter and year to date periods of 2004.

The Company’s daily average oil and liquids production for the third quarter was 242,884 bbls/d, an increase of 24,443 bbls/d or 11% over the same period last year.  In Trinidad, where first oil production commenced earlier this year, third quarter production averaged 10,539 bbls/d.  In the North Sea, oil and liquids production averaged 124,139 bbls/d, up 12% from 2004 as production increases from development drilling and asset acquisitions over the past year more than offset the impact of natural declines.  Southeast Asia oil and liquids production in the current quarter averaged 36,509 bbls/d, up 1% from 2004 as new production during the quarter from PM-305 in Malaysia averaged 8,602 bbls/d to more than offset the impact of the expiry of the Tanjung concession.   PM-305 (South Angsi field) commenced production in mid August and produced an average of 17,656 bbls/d during the month of September.  Algeria production averaged 15,789 bbls/d, up 12% from the same period in 2004 when operational issues reduced production at the Greater MLN facilities.  In North America, oil and liquids production averaged 55,908 bbls/d during the third quarter, down 2% from 2004, as expected, due to natural declines and the Company’s continued focus on natural gas.

During the third quarter, natural gas production averaged 1.3 bcf/d, 3% above last year, due to production increases in both North America and Southeast Asia.  In North America, natural gas production was 913 mmcf/d, an increase of 21 mmcf/d or 2% over last year, with production increases in Monkman, up 35 mmcf/d to 101 mmcf/d, Bigstone/Wild River, up 17 mmcf/d to 109 mmcf/d and West Whitecourt, up 8 mmcf/d to 53 mmcf/d, more than offsetting decreases resulting from higher turnarounds in the quarter, natural declines in other areas and the impact on production of weather related flooding in the Southern Alberta Foothills.  In Southeast Asia, natural gas production was 295 mmcf/d, an increase of 22 mmcf/d or 8% over last year.  Indonesia natural gas production increased 33% or 47 mmcf/d over last year averaging 188 mmcf/d with higher Corridor sales to Caltex and Singapore Power.  Production in Malaysia/Vietnam averaged 107 mmcf/d this quarter, down 19% from the same period last year due to commercial constraints.  North Sea natural gas production averaged 99 mmcf/d during the quarter, up 1% from the prior year.

Prices and Exchange Rates (unaudited)

	Three months ended		Nine months ended
September 30,	2005	2004	2005	2004
Oil and liquids ($/bbl)
North America	60.92	45.47	51.86	41.46
North Sea	74.36	54.57	64.01	47.59
Southeast Asia	76.86	56.95	69.05	50.46
Algeria	72.00	63.98	66.27	53.03
Trinidad	71.86	-	63.26	-
	71.51	53.30	62.01	46.87
Natural gas ($/mcf)
North America	9.15	6.63	7.98	6.77
North Sea	6.08	4.88	6.49	5.35
Southeast Asia	6.98	5.03	6.29	4.81
	8.43	6.15	7.49	6.25
Total $/boe (6mcf=1boe)	61.54	45.19	53.76	42.35
Hedging loss not included in the above prices Oil and liquids ($/bbl)	1.08	7.15	0.89	4.68
Natural gas ($/mcf)	-	0.10	-	0.09
Total $/boe (6mcf=1boe)	0.56	3.91	0.46	2.67
Benchmark prices and foreign exchange rates WTI (US$/bbl)	63.31	43.88	55.61	39.11
Brent (US$/bbl)	61.64	41.54	53.74	36.29
NYMEX (US$/mmbtu)	8.25	5.84	7.12	5.83
AECO (C$/gj)	7.75	6.32	7.03	6.34
US/Canadian dollar exchange rate	0.832	0.765	0.817	0.753
Canadian dollar / pound sterling exchange rate	2.144	2.379	2.257	2.419

Excludes synthetic oil

Talisman’s third quarter realized commodity price averaged $61.54/boe, up 36% from last year.  The WTI price for oil averaged US$63.31/bbl, as a tightly stretched global refining system, coupled with hurricane related damage in the US Gulf, continuing strong demand in India and China, and ongoing geopolitical anxiety in the Middle East contributed to this 44% increase over 2004.  The impact of this increase was partially offset by a 9% stronger Canadian dollar, which resulted in a 34% increase in the Company’s realized price for oil and liquids to $71.51/bbl.

The Company’s realized North American natural gas sales price during the quarter was $9.15/mcf, an increase of 38% over 2004, as the supply/demand balance was tight due to a hot summer in North America, the effect of strong crude oil prices and the impact of shut in production due to the hurricanes in the US Gulf.

For the quarter ended September 30, 2005, Talisman recorded net hedging losses on commodity based derivative financial instruments of $24 million, all associated with oil and liquids ($1.08/bbl), compared to losses of $142 million for oil and liquids ($7.15/bbl) and $11 million for natural gas ($0.10/mcf) during the same period in 2004.  As of October 1, 2005, the Company has derivative and physical contracts for approximately 2% of its remaining 2005 estimated production.  A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2004 Consolidated Financial Statements and in note 8 to the September 30, 2005 Interim Consolidated Financial Statements.

Royalties1 (unaudited)

	Three months ended
September 30,	2005		2004
	%	$ millions	%	$ millions
North America	20	216	20	154
North Sea	1	13	2	9
Southeast Asia	35	154	36	113
Algeria	38	40	31	26
Trinidad	16	11	-	-
	17	434	17	302
	Nine months ended
September 30,	2005		2004
	%	$ millions	%	$ millions
North America	20	555	20	456
North Sea	2	37	2	27
Southeast Asia	36	379	35	289
Algeria	39	110	38	71
Trinidad	15	26	-	-
	17	1,107	17	843

1.

Royalty rates do not include synthetic oil

The Company’s royalty expense for the third quarter was $434 million, up from $302 million in 2004.  Total royalty expense increased as a result of increases in both commodity prices and production, as the royalty rate remained constant. In Southeast Asia, the rate decreased due in part to the expiration of the higher rate Tanjung contract and increased production from the lower rate Corridor block.  It is anticipated that during the fourth quarter, the royalty rate in Malaysia’s PM3-CAA project will approach 60% due to the recovery of cost pools associated with the oil development.  However, PM 305 has an initial rate of 14% and therefore, the fourth quarter Malaysia rate is expected to remain relatively unchanged.  Algeria total expense increased due to increased commodity prices and production.  The Algerian government’s total take for the third quarter including royalties and taxes equalled approximately 51%, similar to 2004.

Operating Expense (unaudited)

	Three months ended
September 30,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	6.13	116	5.31	99
North Sea	15.78	204	14.97	176
Southeast Asia	2.76	22	3.75	28
Algeria	4.25	6	3.86	5
Trinidad	2.83	2	-	-
	8.32	350	7.86	308
Synthetic oil	23.69	7	20.70	6
Pipeline		5		5
		362		319
	Nine months ended
September 30,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	5.69	320	5.19	287
North Sea	15.51	601	13.02	494
Southeast Asia	2.73	58	3.44	74
Algeria	4.34	18	3.41	12
Trinidad	3.13	8	-	-
	8.16	1,005	7.34	867
Synthetic oil	29.84	22	20.09	17
Pipeline		16		12
		1,043		896

During the third quarter, total operating expenses increased from last year by $43 million to $362 million.  Unit operating costs averaged $8.32/boe, up from $7.86/boe last year.  Total North Sea operating expenses increased $28 million.  North Sea unit operating costs increased $0.81/boe to $15.78/boe, due to higher unit costs from the new production at the Varg field in Norway and a special insurance charge related to hurricane Katrina, partially offset by gains related to foreign exchange and reduced shut downs and maintenance in the U.K. sector.  In North America, unit operating costs increased due to higher processing fees, maintenance and plant turnarounds.  Unit operating costs in Southeast Asia were down 26% to $2.76/boe due to increased production from Corridor and the expiry of the Tanjung and Jambi concessions.  Algeria unit operating costs increased 10% to $4.25/boe due to increased insurance and labour costs.

Depreciation, Depletion and Amortization (DD&A) (unaudited)

	Three months ended
September 30,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	12.57	241	10.26	195
North Sea	11.59	149	13.08	154
Southeast Asia	4.92	39	6.51	49
Algeria	6.69	10	6.04	7
Trinidad	13.01	13	-	-
	10.66	452	10.25	405
	Nine months ended
September 30,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	12.33	704	9.94	558
North Sea	12.00	464	12.71	482
Southeast Asia	4.65	99	6.62	142
Algeria	6.83	29	6.06	21
Trinidad	13.26	36	-	-
	10.74	1,332	10.11	1,203

The 2005 third quarter DD&A expense was $452 million, up 12% from the same quarter of 2004, due to an increase in the per unit DD&A rate and higher production.  The DD&A rate in North America increased primarily due to higher drilling costs and capital expenditures on infrastructure projects as well as increased land amortization costs.  The North Sea DD&A expense was down $5 million as the decrease in the per unit DD&A rate resulting from the increased reserves and gains on foreign exchange more than offset the increase in production.  The DD&A rate for Southeast Asia decreased 24% to $4.92/boe, as a result of increased reserves in Malaysia/Vietnam and the expiry of the Tanjung concession.  This decreased rate more than offset the impact of a 5% increase in boe production and resulted in a 20% decrease in DD&A expense to $39 million.  The per unit DD&A rate in Algeria increased as a result of a higher proportion of production from the higher rate MLN fields, which coupled with a 12% increase in production to increase the DD&A expense to $10 million.

Other ($ millions) (unaudited)

September 30,	Three months ended		Nine months ended
	2005	2004	2005	2004
G&A	41	39	143	119
Dry hole expense	67	99	164	222
Stock-based compensation	235	70	512	164
Transportation	50	48	146	142
Other expense (income)	4	(1)	9	15
Interest costs capitalized	6	4	12	9
Interest expense	38	41	121	135
Other revenue	41	22	115	65

General and administrative (G&A) expense increased over the same quarter of last year due to higher staff and office space costs.

Dry hole expense for the third quarter of 2005 was $67 million and included $37 million in North America.

Other revenue of $41 million included $35 million of pipeline and processing revenue.

Stock-based compensation expense relates to the increase in value of the Company’s outstanding stock options and cash units at September 30, 2005 and is based on the difference between the Company’s share price and its stock options or cash units exercise price.  The $235 million expense for the current quarter is due in part to 1.4 million options being exercised for cash at an average share price of $57.24 and an average exercise price of $18.14 for a cash expense of $56 million. The remaining $179 million expense for the current quarter is a result of a 24% increase in the Company’s share price to $56.88 and the corresponding impact on the mark-to-market liability of the prorated vested options and cash units outstanding.

Since the introduction of the cash feature, approximately 97% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares.

Gross interest expense before capitalization was relatively unchanged during the third quarter of this year.

Taxes ($ millions) (unaudited)

Effective Income Tax Rate

September 30,	Three months ended		Nine months ended
	2005	2004	2005	2004[1]
Income before taxes	861	264	1,965	890
Less PRT Current Deferred	47 1	63 (25)	116 9	105 (10)
Total PRT	48	38	125	95
	813	226	1,840	795
Income tax expense
Current income tax	345	133	743	274
Future income tax	38	(29)	69	(12)
Total income tax expense	383	104	812	262
Effective income tax rate	47%	46%	44%	33%

1.

Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments.  The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity.  See note 1 to the Interim Consolidated Financial Statements.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income.  The Company’s effective tax rate for the current quarter is higher than in 2004 due to the effect of an increased proportion of taxable income being generated in higher tax jurisdictions (e.g. Norway).  During 2005, current tax increased to $345 million as a result of both higher commodity prices and increased production, which also increased PRT on North Sea operations.

Capital expenditures ($ millions) (unaudited)

	Three months ended		Nine months ended
September 30,	2005	2004	2005	2004
North America	520	357	1,251	1,085
North Sea	352	156	1,089	581
Southeast Asia	79	80	229	177
Algeria	7	3	12	7
Trinidad	23	43	49	152
Other	46	46	87	88
	1,027	685	2,717	2,090

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.

North America capital expenditures for the current quarter comprised $146 million on exploration, $217 million on development activities and $157 million on acquisitions. Exploration and development drilling resulted in 62 net gas wells and 36 net oil wells.  Expenditures in the North Sea during the third quarter comprised $42 million on exploration and $217 million on development, which included the ongoing development of the Tweedsmuir field, in addition to a net $93 million for property acquisitions.  In Southeast Asia, capital expenditures of $79 million included $18 million of exploration spending and development spending of $61 million on Block PM 3 and South Angsi in Block PM-305.  In Trinidad, third quarter expenditures included $21 million of exploration spending and development spending of $2 million.  There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2005 section of the Company’s December 31, 2004 MD&A.

Long-term debt and liquidity

At September 30, 2005, long-term debt, net of cash, was $2.2 billion, down from $2.4 billion at year end. At September 30, 2005, Talisman’s long-term debt was $2.6 billion, up from $2.5 billion at year-end.  The sources and uses of funds included the repurchase of eight million common shares and the acquisitions in Norway, partially offset by cash provided by operating activities in excess of exploration and development capital expenditures.

In May of 2005, the Company completed a US$375 million offering of 5.125% notes due May 15, 2015 and a US$125 million offering of 5.75% notes due May 15, 2035.  Interest on both notes is payable semi-annually in arrears on May 15 and November 15 of each year.   Proceeds from the notes were used to repay existing bank credit facilities.  In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% note due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month USD Libor plus 0.433% while receiving payments of 5.125% semi-annually.

At quarter end, debt to debt plus book equity was 33%, down from 35% at the end of June 2005.

During the first quarter of this year, the Company repurchased a total of 8,016,400 common shares under its normal course issuer bid (NCIB) at an average price of C$37.35 per share.  In March of this year, the Company renewed its NCIB to permit the purchase of up to 18,437,285 common shares, representing 5% of the total common shares outstanding at the time of the renewal.  949,200 of the 8,016,400 common shares were repurchased under the renewed NCIB.  Between September 30, 2005 and October 14, 2005, the Company repurchased an additional 1,072,700 common shares at an average price of C$51.46.

As at September 30, 2005, there were 367,328,015 common shares outstanding, decreasing to 366,255,315 as at October 30, 2005.  During the third quarter, the Company declared a semi-annual dividend of $0.17 per share on the Company’s common shares, payable on December 30, 2005, to shareholders of record at the close of business on December 9, 2005.

During October 2005, 141,226 stock options were exercised for cash, 19,900 were cancelled, with 22,076,417 stock options outstanding at October 30, 2005.

On October 20, 2005 Talisman reached an agreement with Paladin Resources plc (“Paladin”) on the terms of a cash offer by Talisman Energy Resources Limited (“Talisman Resources”), a wholly-owned subsidiary of Talisman, for all of the shares of Paladin valuing the existing shares of Paladin at approximately £1,218 million (C$2,521 million). The offer document for the offer was posted to Paladin shareholders on October 28, 2005.  Talisman has a committed bridge financing facility, which it intends to use to finance purchases of shares under the offer.

Summary of Quarterly Results (millions of C$ unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters ended September 30, 2005.

	Three months ended
	2005			2004				2003
	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
Gross sales	2,606	2,080	1,977	1,827	1,788	1,705	1,554	1,351
Total revenue	2,189	1,748	1,677	1,401	1,355	1,337	1,262	1,128
Net income [1,2]	430	340	258	121	122	193	218	104
Per common share amounts (C$)
Net income [1,2]	1.17	0.93	0.70	0.32	0.32	0.50	0.57	0.27
Diluted net income [1,2]	1.14	0.91	0.68	0.31	0.31	0.50	0.56	0.27

1.

Net income and net income before discontinued operations and extraordinary items are the same.

2.

Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments.  The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity.  See note 1 to the Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended September 30, 2005.

During the third quarter of 2005, revenue rose over the previous quarter as escalating commodity prices combined with higher production to increase revenue by $526 million.  Net income for the quarter increased by $90 million, as the increased revenue more than offset the impact of increases in stock-based compensation, royalty and tax expenses.

In the second quarter of 2005, revenue rose over the previous quarter due to increased commodity prices, which were partially offset by reduced production. Net income increased in the quarter as the increased revenue combined with reductions in stock based compensation charges, transportation and other expenses to more than offset the impact of increases in operating costs, royalties, taxes, dry hole costs and exploration expenses.

During the first quarter of 2005, revenue rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses.  Net income increased in the quarter as the increased revenue, combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, revenue increased over the previous quarter as increases in total volumes combined with higher gas prices to more than offset the impact of a stronger Canadian dollar and increased hedging losses.  Net income remained relatively constant in the quarter as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

In the third quarter of 2004, revenue rose over the second quarter as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns.  Net income in the third quarter declined from the previous quarter, as the increase in revenue was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes.  In the first two quarters of 2004, revenue continued to rise due to increases in both commodity prices and production.  These factors combined with the benefit of tax rate reductions to increase net income in the first quarter of 2004 over the last quarter of 2003.  A higher charge for stock-based compensation and lower tax rate reductions resulted in a slight drop in net income during the second quarter of 2004 from the previous quarter.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Comprehensive Income / Financial Instruments / Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), which will be effective for the reporting of year-end 2007.  The new standards will bring Canadian rules in line with current rules in the US.  The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for Talisman’s 2007 reporting.  Any instruments that do not qualify for hedge accounting will be marked to market with the adjustment (tax effected) flowing through the income statement.

Talisman currently does not have a significant hedging program in place. The Company may hedge a portion of the volumes related to the Paladin acquisition. The impact of this new accounting standard on the Company’s results will be dependent on the level of additional volumes hedged.

Risks and Uncertainties

Litigation

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan.  On August 30, 2005, the Court denied Talisman's motion for Court approval to appeal the Court's prior denial of Talisman's motion for judgment on the pleadings, which sought dismissal of the lawsuit.  Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US Government's view that the lawsuit interferes with US-Canada relations.  On September 20, 2005, the Court denied, for the second time, the plaintiffs' motion to certify the lawsuit as a class action.  On October 5, the plaintiffs filed papers to appeal.  The Company has filed papers opposing the plaintiffs’ appeal.  Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself.  Talisman does not expect the lawsuit to have a material adverse effect on it.

EXPLORATION AND OPERATIONS REVIEW

North America

During the third quarter of 2005, Talisman participated in 171 gross wells (105 operated) resulting in a total of 97 gas and 71 oil wells (average success rate of 98%).  Included in the 171 wells were 33 exploration wells, which resulted in 23 gas wells and eight oil wells.

Total production from North America averaged 208,080 boe/d in the third quarter of 2005. Gas production averaged 913 mmcf/d, 21 mmcf/d (2%) higher than the third quarter of 2004 and 2 mmcf/d above the previous quarter.  Plant turnarounds and wet weather delayed tie-in of some gas development volumes.  Liquids production averaged 55,908 bbls/d, 2% below the same period last year and relatively unchanged from the previous quarter.  This decrease in liquid production is in line with expectations as the Company continues to focus on natural gas exploration and development activities in North America.

In this quarter, gas production in Alberta Foothills was 157 mmcf/d, an increase of 3% over the same period last year and 18% above the second quarter of 2005.  Talisman participated in three gas wells during the quarter and four wells are currently drilling.  A new core exploration and development area in the Northern Alberta Foothills is being established that comprises six existing wells (50-68% working interest in the Narraway and Grande Cache areas) and there are plans to drill 10 additional wells by the end of 2006. Upwards of 35 mmcf/d of net gas is expected to be brought onstream over the next 12 months when two major pipeline projects, Lynx and Palliser, are commissioned. Construction started in mid-October on the 72 kilometre Lynx Pipeline (Talisman 45%) which will gather up to 130 mmcf/d of sour gas from the greater Grande Cache area.  In the Palliser area, an application has been approved by the EUB for a 45 mmcf/d pipeline system (Talisman 100%), which will deliver gas into the Duke Grizzly system.

In Monkman, quarterly production averaged 101 mmcf/d, a 52% increase over the third quarter of 2004.  Four wells and one re-entry well are currently being drilled, of which one new well and the re-entry well target deeper, Paleozoic prospects.

During the quarter, production in the Edson area was 44,007 boe/d, an increase of 11% over the same period last year.  Gas production increased to 233 mmcf/d, 21 mmcf/d higher than the same quarter of last year.  This area includes Bigstone/Wild River, Edson and West Whitecourt.

Bigstone/Wild River’s quarterly production of 20,058 boe/d continues to show growth with an increase of 12% (17 mmcf/d) over the third quarter of 2004.  During the quarter, 18 wells were drilled (100% success rate) and all are expected to be tied-in before the end of 2005.  In October, Bigstone/Wild River set a new weekly production record of 118 mmcf/d.

During the quarter, Talisman Midstream Operations transported and processed an average of 402 mmcf/d, a 6% decrease over the preceding quarter mainly due to maintenance and turnarounds at connected facilities.  The Cutbank Complex achieved a record throughput of 169 mmcf/d in September.

In Central Alberta, quarterly production was 5,094 boe/d, an increase of 101% over the same period last year and 21% above the second quarter of 2005.  Gas production increased to 20 mmcf/d, 12 mmcf/d higher than the second quarter of 2004, mainly due to the 2004 Ferrier 9-3-42-10W5 Banff well which came on stream in April.

In Appalachia, Fortuna Energy Inc., Talisman's wholly owned subsidiary, participated in five successful gross gas wells in the third quarter, most of which are waiting on completion and testing.  One operated well (Fortuna 83%), tested 14 mmcf/d (gross raw gas) and will be on production in February 2006.  One non-operated well (Fortuna 49.25%) was completed and tested at 21 mmcf/d (gross raw gas).  One additional well was rig released in October with good gas shows and is currently waiting for stimulation.  Two operated wells and two non-operated wells are currently drilling. Production during the quarter averaged 101 mmcf/d, with some volumes delayed due to regulatory and service issues.

North Sea

Production in the North Sea averaged 140,598 boe/d during the quarter, 10% higher than the same period last year and 4% above the second quarter with completion of planned turnarounds at the Claymore and Buchan platforms.  The riser problems experienced at Galley during the second quarter were resolved and the field is returning to plan production rates.   At Ross/Blake, no production chemistry outages were experienced during the third quarter and production has returned to planned rates.  With the summer turnarounds almost complete, North Sea production rates since the end of the third quarter have exceeded 170,000 boe/d.

Unit operating costs were $15.78/boe, a 5% increase over the same period last year, but down 7% from the second quarter.  The increase over 2004 is due to higher unit costs from the new production at the Varg field in Norway and a special insurance charge, partially offset by gains related to foreign exchange and reduced shut downs and maintenance in the UK.

Development drilling during the quarter was successful. In the Varg field in Norway, a third successful development well was drilled, commencing oil production at 3,600 bbls/d; a side-track development well was drilled, commencing production at 6,500 bbls/d; and, a workover on A10 returned the well rate to 10,000 bbls/d.  At Gyda, the A7 development well has been completed, with an initial flow rate of 6,500 bbls/d.

In the Clyde field, the A41 development well was drilled and completed, coming on-stream at an initial rate of 7,000 bbls/d. In the Orion field, a development well was drilled with an initial production rate of 8,000 bbls/d.  In the Claymore field, a development well was drilled, with initial production of 2,700 bbls/d of dry oil.

The Tweedsmuir project continued on schedule for first production in early 2007. The second development well was completed during the quarter and the third well is underway. All wells have met or exceeded expectations.

In the UK 23rd Licensing Round, Talisman was awarded eight operated (TLM 100%) and three non-operated (TLM 10%) part blocks in the West of Shetland province.

Exploration wells 13/23b-5 and 30/17b-A42 were spud during the quarter. The 13/23b-5 well is a new discovery, testing 6,700 bbls/d of 35°API oil from Lower Cretaceous sands and the 30/17b-A42 well was drilling at the end of the third quarter.

Malaysia/Vietnam

Production in Malaysia/Vietnam averaged 47,956 boe/d in the quarter, up from 39,171 boe/d in the second quarter and 44,234 boe/d in the third quarter of 2004.  The South Angsi Field development on Block PM-305 commenced production on August 14.  South Angsi is currently producing at a gross rate of nearly 28,000 bbls/d, 40% above the planned rate of 20,000 bbls/d.

Four successful development wells were drilled in Block PM-3 CAA during the quarter.  Two additional wells are planned for the fourth quarter, to follow the Naga Kecil exploration well (south of the South Angsi field). The well appears to be successful and is being completed.

In Vietnam, a 3D seismic survey covering approximately 1,500 square kilometres was completed in Block 15-02.

In addition, a 200 square kilometer 3D survey was completed in the newly acquired 148,000-acre extension to Block PM-3 CAA.

Indonesia

Production in Indonesia averaged 37,660 boe/d in the quarter compared to 34,634 boe/d in the second quarter and 37,296 boe/d a year earlier. Natural gas sales averaged 187 mmcf/d, compared to 177 mmcf/d in the second quarter and 141 mmcf/d in the third quarter of 2004.  Production remained strong in the quarter as a result of increased gas demand from Corridor gas buyers at Caltex and Singapore. The expansion of the Corridor facilities and the pipeline to West Java are proceeding on track for production start in the first quarter of 2007.

Algeria

Production in Algeria averaged 15,789 boe/d and reservoir performance continued to be good. Expansion of the Greater MLN facilities was progressed with the signing of the EPC contract and the first expansion development well is currently drilling. Memorandum of Understanding agreements for the joint development of the EMK Unit in the southeast corner of Block 405 were completed (MLSE field) and the first unit development well commenced drilling during the quarter.

Trinidad

Production in Trinidad averaged 10,539 bbls/d in the third quarter.  One development well commenced drilling during the quarter and is nearing total depth.   In addition, drilling began on the first of three exploration wells in the onshore Eastern Block.

Rest of the World

In Qatar, the first exploration well is expected to spud during the fourth quarter of 2005.

A Tangara-1 side track in Colombia is drilling with total depth expected in the fourth quarter.  In Peru, the Situche Centrale well is classified as tight.

In Alaska, Talisman’s wholly owned subsidiary is preparing to drill two wells in the NPR-A, both in the first quarter of 2006 and undertaking several seismic acquisition programs.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman follows the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

22-05

Forward-looking Statements

This news release contains statements and estimates concerning the size of the proposed acquisition of Paladin Resources plc and anticipated post acquisition results of estimated volumes and timing of future production and production growth, cash flow and cash flow per share, earnings from operations, business plans for drilling, exploration and development, estimated future commodity prices and exchange rates, target dates for bringing production from certain facilities onstream and for commissioning of pipelines (as well as additional capacity following expansion), outlook for major projects, the anticipated affects of new accounting pronouncements, the anticipated effects of litigation against Talisman and/or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance. These statements and estimates constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", under the heading “Risk Factors” in the Company’s 2004 annual information form as well as in the Company's other reports on file with Canadian securities regulatory authorities and available at www.sedar.com and the United States Securities and Exchange Commission and available at www.sec.gov.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of its reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).  Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission.  Talisman’s probable reserves have been calculated using the definition of probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (“SPE/WPC”).  Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s information form.

The estimates of Paladin’s proved plus probable reserves set forth in this news release have been prepared based on the SPE/WPC definition for probable reserves.  Such estimates have been prepared internally by Talisman and no independent reserves evaluator or auditor was in involved in the preparation thereof.  These estimated reserve numbers are not in accordance with the rules of the U.S. Securities and Exchange Commission, which rules do not permit disclosure of probable reserves.

Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this news release.  Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S. net production volumes are reported after the deduction of these amounts.

Advisory – Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated.  Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US.

Advisory – Non-GAAP Financial Measures

This release includes references to terms such as cash flow, cash flow per share and earnings from operations. These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US and do not have any standardized meanings. Consequently these are referred to as non-GAAP measures.  Talisman’s reported results of cash flow, cash flow per share and earnings from operations are not likely to be comparable to similarly titled measures by other companies.

This interim report discusses Talisman’s cash flow.  It is presented because management believes the information is useful to investors because it is used internally and may be seen as a financial indicator of a Company’s ability to generate cash to internally fund exploration and development activities, fund dividend programs and service debt.  It is also used by research analysts to value and compare oil and gas exploration and development companies, and is frequently included in published research when providing investment recommendations.  Cash flow, therefore, is an additional measure of liquidity, but is not a measure of performance under GAAP and should not be considered as an alternative to cash provided by operating activities. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis.  The Company uses this data to evaluate performance of core operational activities on a comparable basis between periods.  To assist in understanding the Company’s earnings from operations, net income per the financial statements has been adjusted for certain items of a non-operational nature, on an after-tax basis.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
Financial				(restated (1))
(millions of C$ unless otherwise stated)
Cash flow	1,251	706	3,204	2,237
Net income	430	122	1,028	533
Exploration and development expenditures	784	687	2,199	1,810
Per common share (Canadian dollars)
Cash flow	3.41	1.84	8.69	5.82
Net income	1.17	0.32	2.79	1.39
Production
(daily average)
Oil and liquids (bbls/d)
North America	52,897	53,857	53,394	54,372
North Sea	124,139	111,301	123,550	119,818
Southeast Asia	36,509	36,047	30,881	35,853
Algeria	15,789	14,044	15,466	12,935
Trinidad	10,539	-	9,882	-
Synthetic oil	3,011	3,192	2,638	3,046
Total oil and liquids	242,884	218,441	235,811	226,024
Natural gas (mmcf/d)
North America	913	892	917	884
North Sea	99	98	110	111
Southeast Asia	295	273	283	253
Total natural gas	1,307	1,263	1,310	1,248
Total mboe/d	461	429	454	434
Prices (2)
Oil and liquids ($/bbl)
North America	60.92	45.47	51.86	41.46
North Sea	74.36	54.57	64.01	47.59
Southeast Asia	76.86	56.95	69.05	50.46
Algeria	72.00	63.98	66.27	53.03
Trinidad	71.86	-	63.26	-
Crude oil and natural gas liquids	71.51	53.30	62.01	46.87
Synthetic oil	79.01	53.06	69.32	49.22
Total oil and liquids	71.60	53.30	62.10	46.90
Natural gas ($/mcf)
North America	9.15	6.63	7.98	6.77
North Sea	6.08	4.88	6.49	5.35
Southeast Asia	6.98	5.03	6.29	4.81
Total natural gas	8.43	6.15	7.49	6.25
Total ($/boe) (includes synthetic)	61.65	45.25	53.85	42.40

1. Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants ("CICA") accounting standard for financial instruments. The changes to this standard required the Company's preferred securities, all of which were redeemed by June 30, 2004, to be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.
2. Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2005	2004
Assets		(restated
Current		note 1)
Cash and cash equivalents	375	38
Accounts receivable	1,185	836
Inventories	83	78
Prepaid expenses	13	18
	1,656	970

Accrued employee pension benefit asset	58	61
Other assets	73	64
Goodwill (note 2)	617	466
Property, plant and equipment	11,722	10,847
	12,470	11,438
Total assets	14,126	12,408

Liabilities
Current
Accounts payable and accrued liabilities (notes 3, 5 and 6)	1,761	1,302
Income and other taxes payable	556	341
	2,317	1,643

Deferred credits (note 1)	68	70
Asset retirement obligations (note 3)	1,262	1,272
Other long-term obligations (notes 1, 5 and 6)	135	35
Long-term debt (note 7)	2,611	2,457
Future income taxes	2,359	2,100
	6,435	5,934
Contingencies and commitments (notes 8 and 10)
Shareholders' equity
Common shares (note 4)	2,616	2,666
Contributed surplus	70	71
Cumulative foreign currency translation	(206)	(76)
Retained earnings	2,894	2,170
	5,374	4,831
Total liabilities and shareholders' equity	14,126	12,408

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Nine months ended
(millions of C$	September 30		September 30
except per share amounts)	2005	2004	2005	2004
				(restated
Revenue				note 1)
Gross sales	2,606	1,788	6,663	5,046
Less hedging loss	24	153	57	315
Gross sales, net of hedging	2,582	1,635	6,606	4,731
Less royalties	434	302	1,107	843
Net sales	2,148	1,333	5,499	3,888
Other	41	22	115	65
Total revenue	2,189	1,355	5,614	3,953

Expenses
Operating	362	319	1,043	896
Transportation	50	48	146	142
General and administrative	41	39	143	119
Depreciation, depletion and amortization	452	405	1,332	1,203
Dry hole	67	99	164	222
Exploration	79	71	179	167
Interest on long-term debt	38	41	121	135
Stock-based compensation (note 5)	235	70	512	164
Other	4	(1)	9	15
Total expenses	1,328	1,091	3,649	3,063
Income before taxes	861	264	1,965	890
Taxes
Current income tax	345	133	743	274
Future income tax (recovery)	38	(29)	69	(12)
Petroleum revenue tax	48	38	125	95
	431	142	937	357
Net income	430	122	1,028	533

Per common share (C$)
Net income	1.17	0.32	2.79	1.39
Diluted net income	1.14	0.31	2.73	1.37
Average number of common shares outstanding (millions)	367	384	369	384
Diluted number of common shares outstanding (millions)	378	390	377	390

See accompanying notes.

Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2005	2004	2005	2004
				(restated
				note 1)
Retained earnings, beginning of period	2,464	2,205	2,170	1,852
Net income	430	122	1,028	533
Common share dividends	-	-	(62)	(58)
Purchase of common shares (note 4)	-	-	(242)	-
Retained earnings, end of period	2,894	2,327	2,894	2,327

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2005	2004	2005	2004
				(restated
Operating				note 1)
Net income	430	122	1,028	533
Items not involving cash (note 9)	742	513	1,997	1,537
Exploration	79	71	179	167
	1,251	706	3,204	2,237
Changes in non-cash working capital	(32)	(13)	(32)	157
Cash provided by operating activities	1,219	693	3,172	2,394
Investing
Capital expenditures
Exploration, development and corporate	(794)	(692)	(2,218)	(1,830)
Acquisitions	(236)	1	(537)	(299)
Proceeds of resource property dispositions	(5)	1	11	5
Investments	(4)	(4)	(4)	(4)
Changes in non-cash working capital	58	74	6	(60)
Cash used in investing activities	(981)	(620)	(2,742)	(2,188)
Financing
Long-term debt repaid	-	(534)	(1,009)	(970)
Long-term debt issued	-	582	1,281	582
Short-term borrowings	-	(555)	-	-
Common shares issued (purchased)	1	-	(297)	2
Common share dividends	-	-	(62)	(58)
Deferred credits and other	(5)	31	3	193
Changes in non-cash working capital	-	(2)	(3)	(8)
Cash used in financing activities	(4)	(478)	(87)	(259)
Effect of translation on foreign currency cash and cash equivalents	(8)	(8)	(6)	(17)
Net increase (decrease) in cash and cash equivalents	226	(413)	337	(70)
Cash and cash equivalents, beginning of period	149	441	38	98
Cash and cash equivalents, end of period	375	28	375	28

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2004.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2004 except for the following:

1a) Preferred Securities

Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously preferred securities charges were charged directly to retained earnings but under these changes to the accounting standard they would have been charged to interest expense.  In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account.  As a result there would not have been a gain on the redemption of the preferred securities.  There was no impact to the 2005 results or the three months ended September 30, 2004 results as the preferred securities were fully redeemed by the end of the second quarter in 2004.

The adjustment required to the December 31, 2004 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Cumulative foreign currency translation	(150)	74	(76)
Retained earnings	2,244	(74)	2,170

The adjustment required to the December 31, 2003 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Future income taxes	2,127	2	2,129
Long-term debt	2,203	392	2,595
Preferred securities	431	(431)	-
Cumulative foreign currency translation	(114)	88	(26)
Retained earnings	1,903	(51)	1,852

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The adjustment required to the December 31, 2002 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Other assets	99	3	102
Future income taxes	2,282	(9)	2,273
Long-term debt	2,997	476	3,473
Preferred securities	431	(431)	-
Cumulative foreign currency translation	140	4	144
Retained earnings	1,143	(37)	1,106

The adjustment to the income statement for the nine months ended September 30, 2004 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	120	15	135
Future income tax (recovery)	(6)	(6)	(12)
Net income	542	(9)	533
Preferred securities charges, net of tax	(9)	9	-
Gain on redemption of preferred securities, net of tax	23	(23)	-
Net income available to common shareholders	556	(23)	533

Per common share (Canadian dollars)
Net income	1.45	(.06)	1.39
Diluted net income	1.43	(.06)	1.37

The adjustment to the income statement for the year ended December 31, 2004 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	158	15	173
Future income tax (recovery)	(105)	(6)	(111)
Net income	663	(9)	654
Preferred securities charges, net of tax	(9)	9	-
Gain on redemption of preferred securities, net of tax	23	(23)	-
Net income available to common shareholders	677	(23)	654

Per common share (Canadian dollars)
Net income	1.77	(.06)	1.71
Diluted net income	1.74	(.06)	1.68

The adjustment to the income statement for the year ended December 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	137	41	178
Future income tax (recovery)	(48)	(5)	(53)
Net income	1,012	(36)	976
Preferred securities charges, net of tax	(22)	22	-
Net income available to common shareholders	990	(14)	976

Per common share (Canadian dollars)
Net income	2.56	(.03)	2.53
Diluted net income	2.53	(.03)	2.50

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The adjustment to the income statement for the year ended December 31, 2002 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	164	45	209
Future income tax (recovery)	175	(18)	157
Net income	544	(27)	517
Preferred securities charges, net of tax	(24)	24	-
Net income available to common shareholders	520	(3)	517

Per common share (Canadian dollars)
Net income	1.29	-	1.29
Diluted net income	1.27	-	1.27

1b) Reclassification

Certain information provided for prior periods has been reclassified to conform to the presentation adopted in the current periods.

2.  Goodwill

During the first nine months of 2005, the Company’s goodwill changed as follows:

Opening balance at January 1, 2005	466
Acquired during the period	184
Foreign currency translation effect	(33)
Closing balance at September 30, 2005	617

During the first quarter of the year the Company completed the acquisition of all outstanding shares of Pertra A.S. The purchase price of $215 million has been assigned to property plant and equipment ($257 million), future income tax liability ($156 million), asset retirement obligations ($44 million), and the remainder to goodwill ($158 million).

During the second quarter the Company completed the acquisition of a non-operated working interest in the Brage oil field in the North Sea. The purchase price of $59 million has been assigned to property plant and equipment ($88 million), future income tax liability ($26 million), asset retirement obligations ($29 million), and the remainder to goodwill ($26 million).

3.  Asset Retirement Obligations

During the first nine months of 2005, the Company’s asset retirement obligations changed as follows:

ARO liability at January 1, 2005[1]	1,295
Liabilities incurred during period	81
Liabilities settled during period	(28)
Accretion expense	57
Revisions in estimated cash flows	10
Foreign currency translation	(130)
ARO liability at September 30, 2005[1]	1,285

1   Included in January 1, 2005 and September 30, 2005 liabilities are $23 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net ARO liability of $1,272 and $1,262 respectively.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and unlimited first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2005
	Shares	Amount
Balance at January 1,	375,185,290	$2,666
Issued upon exercise of stock options	159,125	7
Purchased	(8,016,400)	(57)
Balance at September 30,	367,328,015	$2,616

Pursuant to a normal course issuer bid renewed in March 2005, Talisman may repurchase up to 18,437,285 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the first nine months of 2005 the Company repurchased 8,016,400 common shares, of which, 949,200 common shares were repurchased under the renewed normal course issuer bid, for $299 million. Subsequent to September 30, 2005 Talisman repurchased an additional 1,072,700 shares at an average price of $51.46 per share for a total of $55 million.

5.  Stock Options

Continuity of stock options (year to date)	2005
	Number of	Average
	Options	Exercise Price
Outstanding at January 1	20,788,375	19.58
Granted during the period	5,879,705	42.06
Exercised for common shares	(159,125)	16.63
Exercised for cash payment	(4,137,930)	17.80
Expired/forfeited	(174,907)	29.46
Outstanding at September 30	22,196,118	25.81
Exercisable at September 30	6,516,953	17.28

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Cash units

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units (year to date)	2005
	Number of	Average
	Cash Units	Exercise Price
Outstanding at January 1	1,526,640	21.34
Granted during the period	984,810	42.03
Exercised for cash payment	(9,900)	19.80
Expired/forfeited	(61,360)	27.14
Outstanding at September 30	2,440,190	29.55
Exercisable at September 30	-	-

For the three months ended September 30, 2005 the Company recorded stock-based compensation expense of $235 million (2004 - $70 million). Of the total expense , $56 million (2004 - $14 million) relates to options and cash units exercised for cash, the remaining $179 million (2004 - $56 million) is primarily a result of the 24% (2004 - 13%) increase in the Company’s share price during the period, and the corresponding impact on the mark-to-market liability of the vested and prorated vested options and cash units outstanding.

For the nine months ended September 30, 2005 the Company recorded stock-based compensation expense of $512 million (2004 - $164 million). Of the total expense , $123 million (2004 - $65 million) relates to options and cash units exercised for cash, the remaining $389 million (2004 - $99 million) is primarily a result of the 76% (2004 - 34%) increase in the Company’s share price during the period.

	Three months ended September. 30		Nine months ended September. 30
	2005	2004	2005	2004
Average exercise price	$ 57.24	$ 30.39	$ 47.60	$ 28.20
Average grant price	18.14	17.42	17.80	15.62
Average gain per exercise	$ 39.10	$ 12.97	$ 29.80	$ 12.58
Number of options and cash units exercised	1,449,858	1,067,105	4,147,830	5,142,588
Cash expense ($millions)	56	14	123	65

Of the total mark-to-market liability for stock options and cash units of $619 million as at September 30, 2005 (December 31, 2004 - $223 million), $570 million (December 31, 2004 - $223 million) is included in accounts payable and accrued liabilities.

6. Other Long-Term Obligations

Other long-term obligations include the long-term portion of the mark-to-market liability for stock- based compensation of $49 million (December 31, 2004 -  $nil), pension and other long-term obligations of $45 million (December 31, 2004 - $35) and discounted obligations on capital leases of $41 million (December 31, 2004 - $nil).

During the second quarter of 2005 the Company entered into a leasing arrangement for the modification, refitting and use of a floating storage and off-loading vessel (FSO). This vessel has been deployed related to the South Angsi development in Malaysia.

The modifications to the FSO have been completed and an element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US $3 million in 2005 followed by US $5 million for each of the next four years and US $34 million for the remainder of the lease. The imputed rate of interest on the lease is 6% and the lease expires in 2016. Of the total discounted liability of $47 million, $6 million is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7. Long-Term Debt

	September 30, 2005	December 31, 2004
Bank Credit Facilities (Canadian $ denominated)	-	328
Debentures and Notes (unsecured)
US$ denominated (US$1,325 million, 2005 – US$850 million)	1,538	993
Canadian $ denominated	559	559
£ denominated (£250 million)	514	577
	$2,611	$2,457

In May 2005, the Company completed a US$375 million offering of 5.125% notes due May 15, 2015 and a US$125 million offering of 5.75% notes due May 15, 2035.  Interest on both notes is payable semi-annually in arrears on May 15 and November 15.

8. Financial Instruments and P hysical C ommodity C ontracts

Interest rate derivative contracts

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% note s due 2015 the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month USD Libor plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million note s issued. In accordance with the Company’s accounting policies, derivative contracts that have been designated as a hedge are recorded at cost and subsequent gains and losses in the fair value of these derivatives are not reflected in the Consolidated Financial Statements until realized. Payments or receipts on these swap contracts are recognized in income concurrently with those on the hedged transaction and are recorded in the Consolidated Statements of Income and Cash Flows as interest expense and cash provided by operating activities respectively.

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize commodity price derivative contracts and fixed price sales contracts outstanding at September 30, 2005:

a)

Crude oil price derivative contracts

Fixed price swaps	Remainder 2005
(WTI oil index)
Volumes (bbls/d)	6,000
Price (US$/bbl)	26.97

b)

Physical natural gas contracts (North America)

Fixed price sales	Remainder 2005	2006	2007
Volumes (mcf/d)	14,650	14,650	14,650
Weighted average price ($/mcf)	3.18	4.12	4.24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

9. Selected Cash Flow Information
	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004 (restated note 1)
Net income	430	122	1,028	533
Items not involving cash
Depreciation, depletion and amortization	452	405	1,332	1,203
Property impairments	(1)	-	25	-
Dry hole	67	99	164	222
Net loss (gain) on asset disposals	1	(1)	(2)	2
Stock-based compensation	179	56	389	99
Future taxes and deferred petroleum revenue tax	39	(54)	78	(22)
Other	5	8	11	33
	742	513	1,997	1,537
Exploration	79	71	179	167
	1,251	706	3,204	2,237

The cash interest and taxes paid for the nine months ended September 30 were as follows:

	2005	2004
Interest paid	87	79
Income taxes paid	544	152

10.  Contingencies and commitments

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan.  On August 30, 2005, the Court denied Talisman's motion for Court approval to appeal the Court's prior denial of Talisman's motion for judgment on the pleadings, which sought dismissal of the lawsuit.  Also on August 30, 2005, the Court declined to dismiss the lawsuit in response to the filing of a Statement of Interest by the US Department of Justice, expressing the US Government's view that the lawsuit interferes with US-Canada relations.  On September 20, 2005, the Court denied, for the second time, the plaintiffs' motion to certify the lawsuit as a class action.  On October 5, the plaintiffs filed papers to appeal.  The Company has filed papers opposing the plaintiffs’ appeal.  Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself.  Talisman does not expect the lawsuit to have a material adverse effect on it.

11. Segmented Information

	North America (1)				North Sea (2)				Southeast Asia (3)
	Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30
(millions of C$)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue
Gross sales	1,089	787	2,812	2,303	894	603	2,332	1,726	448	315	1,068	829
Hedging	24	47	57	104	-	106	-	211	-	-	-	-
Royalties	216	154	555	456	13	10	37	27	154	112	379	289
Net sales	849	586	2,200	1,743	881	487	2,295	1,488	294	203	689	540
Other	20	12	62	48	22	10	53	17	(1)	-	-	-
Total revenue	869	598	2,262	1,791	903	497	2,348	1,505	293	203	689	540
Segmented expenses
Operating	124	106	347	307	208	179	612	503	22	29	58	74
Transportation	18	20	51	57	18	16	55	48	12	10	33	31
DD&A	241	195	704	558	149	154	464	482	39	49	99	142
Dry hole	37	28	76	90	5	57	38	95	1	13	7	13
Exploration	43	40	92	87	14	8	34	22	14	9	20	17
Other	-	(2)	(9)	(16)	3	1	40	14	1	1	-	3
Total segmented expenses	463	387	1,261	1,083	397	415	1,243	1,164	89	111	217	280
Segmented income before taxes	406	211	1,001	708	506	82	1,105	341	204	92	472	260
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
Total non-segmented expenses
Income before taxes
Capital expenditures
Exploration	146	155	446	409	42	52	115	139	18	23	42	38
Development	210	200	618	575	217	104	614	256	60	57	186	139
Midstream	14	4	30	7	-	-	-	-	-	-	-	-
Exploration and development	370	359	1,094	991	259	156	729	395	78	80	228	177
Property acquisitions
Midstream acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,692	6,214			3,359	3,074			1,169	1,050
Goodwill			290	291			230	75			97	100
Other			773	419			569	347			315	221
Segmented assets			7,755	6,924			4,158	3,496			1,581	1,371
Non-segmented assets
Total assets (5)

	Three months		Nine months						Three months		Nine months
	ended		ended						ended		ended
	September 30		September 30						September 30		September 30
(1) North America	2005	2004	2005	2004	(2) North Sea				2005	2004	2005	2004
Canada	786	534	2,027	1,631	United Kingdom				713	467	1,908	1,405
US	83	64	235	160	Netherlands				10	9	38	25
Total revenue	869	598	2,262	1,791	Norway				180	21	402	75
Canada			6,257	5,738	Total revenue				903	497	2,348	1,505
US			435	476	United Kingdom						2,863	2,858
Property, plant and equipment (5)			6,692	6,214	Netherlands						41	41
					Norway						455	175
					Property, plant and equipment (5)						3,359	3,074
4. Trinidad commenced production in 2005. Prior year's figures have been reclassified from Other to conform with the method of presentation adopted in 2005.
5. Current year represents balances as at September 30, prior year represents balances as at December 31.
11. Segmented Information

	Algeria				Trinidad (4)				Other				Total
	Three months		Nine months		Three months		Nine months		Three months		Nine months		Three months		Nine months
	ended		ended		ended		ended		ended		ended		ended		ended
	September 30		September 30		September 30		September 30		September 30		September 30		September 30		September 30
(millions of C$)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue
Gross sales	105	83	280	188	70	-	171	-	-	-	-	-	2,606	1,788	6,663	5,046
Hedging	-	-	-	-	-	-	-	-	-	-	-	-	24	153	57	315
Royalties	40	26	110	71	11	-	26	-	-	-	-	-	434	302	1,107	843
Net sales	65	57	170	117	59	-	145	-	-	-	-	-	2,148	1,333	5,499	3,888
Other	-	-	-	-	-	-	-	-	-	-	-	-	41	22	115	65
Total revenue	65	57	170	117	59	-	145	-	-	-	-	-	2,189	1,355	5,614	3,953
Segmented expenses
Operating	6	5	18	12	2	-	8	-	-	-	-	-	362	319	1,043	896
Transportation	2	2	7	6	-	-	-	-	-	-	-	-	50	48	146	142
DD&A	10	7	29	21	13	-	36	-	-	-	-	-	452	405	1,332	1,203
Dry hole	-	-	-	-	7	-	19	-	17	1	24	24	67	99	164	222
Exploration	-	-	-	-	1	4	4	18	7	10	29	23	79	71	179	167
Other	-	-	-	-	-	-	-	-	-	-	(3)	-	4	-	28	1
Total segmented expenses	18	14	54	39	23	4	67	18	24	11	50	47	1,014	942	2,892	2,631
Segmented income before taxes	47	43	116	78	36	(4)	78	(18)	(24)	(11)	(50)	(47)	1,175	413	2,722	1,322
Non-segmented expenses
General and administrative													41	39	143	119
Interest													38	41	121	135
Stock-based compensation													235	70	512	164
Currency translation													-	(1)	(19)	14
Total non-segmented expenses													314	149	757	432
Income before taxes													861	264	1,965	890
Capital expenditures
Exploration	-	-	-	-	21	5	36	28	46	45	87	88	273	280	726	702
Development	8	3	12	7	2	39	13	124	-	-	-	-	497	403	1,443	1,101
Midstream	-	-	-	-	-	-	-	-	-	-	-	-	14	4	30	7
Exploration and development	8	3	12	7	23	44	49	152	46	45	87	88	784	687	2,199	1,810
Property acquisitions													238	-	533	294
Midstream acquisitions													-	-	-	-
Proceeds on dispositions													5	(2)	(15)	(14)
Other non-segmented													11	4	19	20
Net capital expenditures													1,038	689	2,736	2,110
Property, plant and equipment			156	178			263	182			83	149			11,722	10,847
Goodwill			-	-			-	-			-	-			617	466
Other			33	36			22	11			17	-			1,729	1,034
Segmented assets			189	214			285	193			100	149			14,068	12,347
Non-segmented assets															58	61
Total assets (5)															14,126	12,408

					Three months		Nine months
					ended		ended
					September 30		September 30
(1) North America	(3) Southeast Asia				2005	2004	2005	2004
Canada	Indonesia				116	96	293	266
US	Malaysia				168	99	374	257
Total revenue	Vietnam				9	8	22	17
Canada	Total revenue				293	203	689	540
US	Indonesia						328	327
Property, plant and equipment (5)	Malaysia						820	701
	Vietnam						21	22
	Property, plant and equipment (5)						1,169	1,050

12.  Subsequent events

On October 20, 2005 Talisman reached an agreement with Paladin Resources plc (“Paladin”) on the terms of a cash offer by Talisman Energy Resources Limited (“Talisman Resources”), a wholly-owned subsidiary of Talisman, for all of the shares of Paladin valuing the existing issued shares of Paladin at approximately £1,218 million (C$2,521 million). The offer document for the offer was posted to Paladin shareholders on October 28, 2005.  Talisman has a committed bridge financing facility which it intends to use to finance purchases of shares under the offer.

Paladin is a UK oil and gas exploration and production company whose shares are listed on the London Stock Exchange. Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as in Australia, Indonesia and Tunisia. It also has exploration acreage in Gabon and Romania.

The Paladin directors have unanimously agreed to recommend that Paladin shareholders accept the offer and have irrevocably undertaken to accept the offer in respect of their own beneficial holdings representing 1.07% of the outstanding shares. In addition, shareholders beneficially owning an aggregate of approximately 6.3% of the outstanding shares have irrevocably undertaken to accept the offer in respect of such shares. Talisman Resources has also separately acquired 85,063,419 Paladin shares, representing approximately 24.79 % of the existing issued share capital using cash on hand and existing credit facilities other than the committed bridge financing facility .

Talisman Energy Inc.
Product Netbacks
(unaudited)

		Three months ended September 30				Nine months ended September 30
(C$ - production before royalties)		2005	2004 (1)	2005	2004	2005	2004 (1)	2005	2004
		Oil and liquids ($/bbl)		Natural gas ($/mcf)		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	60.92	45.47	9.15	6.63	51.86	41.46	7.98	6.77
America	Hedging	4.89	7.28	-	0.14	3.89	5.05	-	0.12
	Royalties	12.83	9.51	1.82	1.29	10.83	8.53	1.58	1.35
	Transportation	0.50	0.53	0.19	0.20	0.49	0.50	0.18	0.20
	Operating costs	7.22	6.64	0.96	0.81	6.87	6.40	0.88	0.79
		35.48	21.51	6.18	4.19	29.78	20.98	5.34	4.31
North Sea	Sales price	74.36	54.57	6.08	4.88	64.01	47.59	6.49	5.35
	Hedging	-	10.31	-	-	-	6.41	-	-
	Royalties	0.76	0.49	0.48	0.46	0.65	0.40	0.49	0.44
	Transportation	1.20	1.28	0.47	0.32	1.15	1.16	0.54	0.34
	Operating costs	17.33	16.57	0.68	0.69	17.15	14.58	0.75	0.49
		55.07	25.92	4.45	3.41	45.06	25.04	4.71	4.08
Southeast	Sales price	76.86	56.95	6.98	5.03	69.05	50.46	6.29	4.81
Asia	Royalties	28.73	23.37	2.14	1.39	27.29	21.01	1.93	1.19
	Transportation	0.27	0.20	0.42	0.40	0.20	0.24	0.40	0.42
	Operating costs	4.14	6.60	0.29	0.25	4.18	5.57	0.30	0.27
		43.72	26.78	4.13	2.99	37.38	23.64	3.66	2.93
Algeria	Sales price	72.00	63.98			66.27	53.03
	Royalties	27.37	20.15			25.95	20.12
	Transportation	1.62	1.79			1.65	1.81
	Operating costs	4.25	3.86			4.34	3.41
		38.76	38.18			34.33	27.69
Trinidad	Sales price	71.86	-			63.26	-
	Royalties	11.16	-			9.49	-
	Operating costs	2.83	-			3.13	-
		57.87	-			50.64	-
Total Company	Sales price	71.51	53.30	8.43	6.15	62.01	46.87	7.49	6.25
	Hedging	1.08	7.15	-	0.10	0.89	4.68	-	0.09
	Royalties	9.89	7.86	1.79	1.25	8.56	6.84	1.57	1.24
	Transportation	0.88	0.95	0.26	0.25	0.86	0.89	0.26	0.26
	Operating costs	11.60	11.58	0.79	0.68	11.63	10.49	0.74	0.66
		48.06	25.76	5.59	3.87	40.07	23.97	4.92	4.00

1. Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Production net of royalties (1)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Oil and liquids (bbls/d)
North America	41,753	42,594	42,244	43,187
North Sea	122,873	110,309	122,287	118,805
Southeast Asia	22,862	21,254	18,676	20,927
Algeria	9,787	9,620	9,409	8,028
Trinidad	8,902	-	8,400	-
Synthetic oil (Canada)	2,906	3,048	2,533	2,906
Total oil and liquids	209,083	186,825	203,549	193,853

Natural gas (mmcf/d)
North America	731	718	736	707
North Sea	91	89	101	102
Southeast Asia	204	197	196	190
Total natural gas	1,026	1,004	1,033	999

Total mboe/d	380	354	376	361

1. Information provided per US reporting practice of calculating production after deduction of royalty volumes.

Talisman Energy Inc.
Product Netbacks (1)
(unaudited)

		Three months ended		Nine months ended
		September 30		September 30
(US$ - production net of royalties)		2005	2004 (2)	2005	2004 (2)
North	Oil and liquids (US$/bbl)
America	Sales price	50.69	34.78	42.46	31.22
	Hedging	5.16	7.06	4.03	4.78
	Transportation	0.53	0.51	0.51	0.48
	Operating costs	7.51	6.43	7.09	6.07
		37.49	20.78	30.83	19.89
	Natural gas (US$/mcf)
	Sales price	7.62	5.07	6.54	5.10
	Hedging	-	0.13	-	0.11
	Transportation	0.19	0.19	0.18	0.19
	Operating costs	1.00	0.77	0.90	0.74
		6.43	3.98	5.46	4.06
North Sea	Oil and liquids (US$/bbl)
	Sales price	61.92	41.76	52.44	35.83
	Hedging	-	7.96	-	4.87
	Transportation	1.01	0.99	0.95	0.88
	Operating costs	14.59	12.78	14.17	11.07
		46.32	20.03	37.32	19.01
	Natural gas (US$/mcf)
	Sales price	5.05	3.72	5.30	4.03
	Transportation	0.43	0.27	0.48	0.28
	Operating costs	0.62	0.59	0.66	0.41
		4.00	2.86	4.16	3.34
Southeast Asia	Oil and liquids (US$/bbl)
	Sales price	64.18	43.62	56.70	38.03
	Transportation	0.35	0.25	0.28	0.31
	Operating costs	5.48	8.56	5.66	7.19
		58.35	34.81	50.76	30.53
	Natural gas (US$/mcf)
	Sales price	5.81	3.85	5.15	3.62
	Transportation	0.50	0.43	0.48	0.42
	Operating costs	0.35	0.26	0.35	0.27
		4.96	3.16	4.32	2.93
Algeria	Oil (US$/bbl)
	Sales price	59.91	49.03	54.21	40.05
	Transportation	2.17	1.94	2.22	2.20
	Operating costs	5.68	4.18	5.84	4.14
		52.06	42.91	46.15	33.71
Trinidad	Oil (US$/bbl)
	Sales price	59.77	-	51.74	-
	Operating costs	2.79	-	2.99	-
		56.98	-	48.75	-
Total Company	Oil and liquids (US$/bbl)
	Sales price	59.56	40.80	50.81	35.31
	Hedging	1.04	6.40	0.85	4.11
	Transportation	0.85	0.85	0.82	0.78
	Operating costs	11.21	10.36	11.04	9.22
		46.46	23.19	38.10	21.20
	Natural gas (US$/mcf)
	Sales price	7.02	4.70	6.13	4.71
	Hedging	-	0.10	-	0.08
	Transportation	0.28	0.24	0.27	0.24
	Operating costs	0.84	0.65	0.77	0.62
		5.90	3.71	5.09	3.77

1. Per US reporting practice, netbacks calculated using US$ and production after deduction of royalty volumes.
2. Unit operating costs include pipeline operations for the North Sea. Prior years have been restated accordingly.
Netbacks do not include synthetic oil.

Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2005
(unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and are based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage ratios are calculated as at September 30, 2005.
The interest coverage ratios are for the 12 month period then ended.

Interest coverage (times)
Income (1)	12.67
Cash flow (2)	28.42
Asset coverage (times)
Before deduction of other long-term liabilities (3)	4.52
After deduction of other long-term liabilities (4)	3.06

1. Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2. Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
3. Total assets minus current liabilities; divided by long-term debt.
4. Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.